SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-10145

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

(Title of the Plan)

LYONDELL CHEMICAL COMPANY

1221 McKinney Street

Suite 700

Houston, Texas 77010

(Name and address of principal executive

office of the issuer of the securities)

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to the Financial Statements	5

Supplemental Schedules are not required at the plan level and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Benefits Administrative Committee of the

Lyondell Chemical Company 401(k) and Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lyondell Chemical Company 401(k) and Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 28, 2004

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS
Investments, at fair value:
Participant-directed investments:
Investment in Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust	$276,256,156	$212,997,539
Nonparticipant-directed investments:
Investment in Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust	84,634,586	73,369,870

Net assets available for benefits	$360,890,742	$286,367,409

See Notes to the Financial Statements.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2003

	Participant Directed	Nonparticipant Directed	Plan Total
Contributions:
Employer	$—	$8,961,410	$8,961,410
Participant	13,951,024	2,074,086	16,025,110
Rollover	1,170,537	—	1,170,537

Total	15,121,561	11,035,496	26,157,057

Investment income:
Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust	41,389,506	29,140,691	70,530,197

Net investment income	41,389,506	29,140,691	70,530,197

Benefits paid to participants	(18,752,130)	(5,523,548)	(24,275,678)

Loan activity:
Participant borrowings	1,710,768	(1,710,768)	—
Participant repayments	(1,921,950)	1,921,950	—

Net loan activity	(211,182)	211,182	—

Transfer activity:
Net transfer to participant-directed investments from nonparticipant-directed investments	22,784,933	(22,784,933)	—
Net transfers from (to) Equistar Chemicals, LP Savings and Investment Plan	3,340,402	(814,172)	2,526,230
Net transfers to LYONDELL-CITGO Refining Company Ltd. 401(k) and Savings Plan for Non-Represented Employees	(335,963)	—	(335,963)
Other, net	(78,510)	—	(78,510)

Net transfer activity	25,710,862	(23,599,105)	2,111,757

Net increase	63,258,617	11,264,716	74,523,333

Net assets available for benefits:
Beginning of period	212,997,539	73,369,870	286,367,409

End of period	$276,256,156	$84,634,586	$360,890,742

See Notes to the Financial Statements.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1. Description of Plan

General—The Lyondell Chemical Company 401(k) and Savings Plan (“Plan”) is a defined contribution plan for employees and vested former employees of Lyondell Chemical Company (“Lyondell” or “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the plan document for a complete description of the Plan.

Plan Administration—The Plan is administered by the Lyondell Benefits Administrative Committee. Fidelity Retirement Services Company (“FIRSCO”) is the Plan’s recordkeeper. Plan assets are maintained in the Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust (“Master Trust”) under the custody of Fidelity Management Trust Company (“Trustee”). The Trustee makes payments as authorized by the Plan. Lyondell pays all administrative expenses of the Plan.

Contributions—Subject to the Internal Revenue Code limitation on the maximum amount of an employee’s contribution on a pre-tax basis to $12,000 in 2003, participants are allowed to contribute from 1% to 50% of their base pay to the Plan through pre-tax payroll deductions (“Elective Deferrals”) and from 1% to 10% of their base pay through after-tax payroll deductions (“Savings Contributions”). Prior to April 1, 2002, Lyondell made matching Company contributions to eligible participant accounts at the rate of 160% of the Elective Deferrals up to a maximum Company contribution of 8% of each participant’s eligible base pay, with the exception of the represented employees at the Company’s Lake Charles, Louisiana facility who received a Company contribution equal to 100% of the Elective Deferrals up to a maximum Company contribution of 4% of each participant’s eligible base pay. Effective April 1, 2002, Lyondell makes matching Company contributions to eligible participant accounts at the rate of 100% of the Elective Deferrals up to a maximum Company contribution of 6% of each participant’s eligible base pay. There was no change in the Company contribution to the represented employees at the Company’s Lake Charles, Louisiana facility. Participants are eligible for Company contributions immediately upon enrollment into the Plan. Any employee/participant who was hired before April 1, 2002 is fully vested in and has a nonforfeitable right to all Company contributions and earnings thereon. Any employee/participant who was hired on or after April 1, 2002 shall be vested in and have a nonforfeitable right to all Company contributions and earnings thereon on the earliest of the date the Participant (i) attains three years of vesting service; (ii) dies; (iii) attains normal retirement age, or (iv) becomes disabled and is eligible for long-term disability benefits under a plan sponsored by the Company, a subsidiary or affiliate.

Investment Election—All participant assets are held in the Master Trust. The Trustee, in accordance with the options selected by each participant thereon, invests participant contributions and earnings. The Plan does not own specific securities or other assets in the Master Trust, but has an ownership interest in each underlying selected fund within the Master Trust. Contributions to, withdrawals from and transfers between investment options by the participants are appropriately charged or credited to each underlying fund.

Participants may invest in Lyondell common stock held in the ESOP portion of the Plan as described under Section 4975(e)(7) of the Internal Revenue Code. Dividends on Lyondell common stock are reinvested in Lyondell common stock, unless the participant elects direct dividend payment as allowed by the Plan. All Company matching contributions are used to purchase Lyondell common stock. At any time, a participant may, by a change in investment direction, direct that shares of Lyondell common stock be converted to cash and the proceeds, less any applicable sales expenses, be invested in another investment option.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Allocation of Investment Income—Investment income on investments held by the Master Trust is allocated to participant accounts based on each participant’s prorata share of the underlying investment option. The accompanying statement of changes in net assets includes the Plan’s proportionate share of net investment income or loss from investments held by the Master Trust.

Withdrawals and Borrowings—If a participant terminates employment for any reason, the participant’s account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. If the participant’s account balance is $5,000 or less, the participant’s account balance will be distributed as soon as practicable.

The Plan permits withdrawals of Elective Deferrals under certain hardship conditions as defined by the Plan and granted by the Benefits Administrative Committee. Savings Contributions may be withdrawn in total or partial amounts as defined by the Plan.

Withdrawals are made in a lump sum cash payment, although a participant may elect to receive Lyondell common stock or former employer stock (BP Amoco p.l.c. American Depository Shares (“BP ADS”)) to the extent assets are held in the form of such stock. Distributions upon retirement or termination have generally been in Lyondell common stock or BP ADS to the extent assets were held in the form of such stock, and in cash to the extent invested in any other investment funds maintained under the Plan.

The Plan permits employees to borrow from their vested account balance, as defined by the Plan and subject to a minimum and maximum borrowing level. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last business day of the month preceding the date the loan application was received by the Benefits Administrative Committee, subject to a 6% maximum while a participant is on military leave of absence. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.0% to 9.5%. Repayment periods range from one to five years for general-purpose loans and one to ten years for residential loans. The loans are paid ratably through payroll deductions. Repaid principal and interest are added to investment funds according to the current investment elections of the participant. The loans are carried as investments by the Master Trust at their face amount.

Forfeited Accounts—Amounts in forfeited nonvested accounts totaled approximately $2,616 and $397 at December 31, 2003 and 2002, respectively. These accounts are used to reduce future Company contributions.

Termination Provision—Although it has not expressed any intent to do so, Lyondell has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants will be fully vested in their accounts and all assets of the Plan will continue to be held for distribution to participants as provided in the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting—The financial statements of the Plan are prepared using the accrual method of accounting, except for withdrawals and borrowings which are recorded when paid.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Investment funds are valued at net asset value as of the last business day of the periods presented, which is the fair value of all securities held plus accruals for dividend income and interest income. Short-term and certain other investments are valued at cost, which approximates fair value. Purchases and sales of

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

securities are accounted for on the trade date. Gains or losses on the sale or distribution of securities are computed on an average cost basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments, is included in “Investment income” in the Statement of Changes in Net Assets Available for Benefits.

Transfer Activity—Transfer activity includes transfers to and from other plans participating in the Master Trust.

Nonparticipant-directed Investments—As described in Note 1, all Company matching contributions are used to purchase Lyondell common stock. In addition, Plan participants have the ability to direct their own contributions toward the purchase of Lyondell common stock. Participants may, at any time and with no restrictions, direct any Lyondell shares, including those purchased with the Company’s matching contribution, to be sold with the proceeds redirected to another investment option of the participants’ choosing.

Prior to the 2002 plan year, separate investment funds were maintained for the Lyondell common stock purchased with the Company’s matching contribution and Lyondell common stock purchased at the participants’ own direction. The Lyondell stock fund purchased with the Company’s matching contribution was considered nonparticipant-directed. In 2002 both Lyondell stock funds were merged such that Lyondell common stock purchased with the Company’s matching contribution is now indistinguishable from that purchased at participants’ direction. Because the participant-directed and nonparticipant-directed amounts cannot be separately determined, the entire Lyondell stock fund is considered nonparticipant-directed and is reflected accordingly in the Plan’s Statement of Changes in Net Assets Available for Benefits and the Master Trust’s Statement of Net Assets Available for Benefits.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Use of Estimates—The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties—The Master Trust provides for various investment options in any combination of stocks, bonds and mutual funds. Investment securities are exposed to various risks, such as market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3. Tax Status

The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended (“the Code”), and is a qualified employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated July 20, 2001. The Plan has been amended since receiving the determination letter. However, the Benefits Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision is made for federal income taxes.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

4. Reconciliation of the Plan Financial Statements to Schedule H of Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Schedule H of Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$360,890,742	$286,367,409
Deemed distributions of participant loans	(29,402)	(15,668)

Net assets available for benefits per Schedule H of Form 5500	$360,861,340	$286,351,741

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 to Schedule H of Form 5500:

2003
Total benefits paid to participants per the financial statements	$24,275,678
Deemed distributions of participant loans	13,734

Total expenses per Schedule H of Form 5500	$24,289,412

Amounts allocated to deemed distributions of participant loans are recorded as an investment in the financial statements and recorded as an expense on Schedule H of Form 5500.

Deemed Distribution—A participant loan is deemed distributed during the plan year under the provisions of Internal Revenue Code section 72(p) and Treasury Regulation section 1.72(p) if the participant loan is treated as a direct investment solely of the participant’s individual account and the participant has discontinued payment of the loan as of the end of the year. For financial statement purposes, the loan balance is still considered as an outstanding loan until the loan obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

5. Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust

The Master Trust was established in March 1999 and is a pooled investment trust composed of the beneficial interests of certain participating defined contribution plans of Lyondell, Equistar Chemicals, LP and LYONDELL-CITGO Refining LP, all of which are related entities. The net assets available for benefits of the Master Trust are presented below:

	December 31,
	2003	2002
ASSETS
Investments, at fair value:
Participant-directed investments:
Mutual funds	$450,099,033	$335,046,979
Common stock	50,272,665	47,754,077
Participant loans receivable, at cost	42,642,329	41,791,462
Money market funds	161,886,909	162,365,960
Self-directed brokerage accounts	96,615,971	64,679,668
Nonparticipant-directed investments:
Common stock	84,634,586	73,369,870

Total investments	886,151,493	725,008,016
Other receivables	1,441,679	167,690

NET ASSETS AVAILABLE FOR BENEFITS	$887,593,172	$725,175,706

Plan percentage	40.66%	39.49%

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Changes in net assets available for benefits of the Master Trust for the year ended December 31, 2003 are presented below.

	Participant Directed	Nonparticipant Directed	Trust Total
Contributions:
Employer	$16,601,471	$8,961,410	$25,562,881
Participant	40,983,413	2,074,086	43,057,499
Rollover	2,343,222	—	2,343,222

Total	59,928,106	11,035,496	70,963,602

Investment income:
Interest income	191,978	—	191,978
Interest from participant loans	2,204,880	271,773	2,476,653
Dividend income	9,786,751	5,118,878	14,905,629
Net appreciation in the fair
value of investments	120,558,824	23,750,040	144,308,864

Net investment income	132,742,433	29,140,691	161,883,124

Benefits paid to participants	(64,804,841)	(5,523,548)	(70,328,389)

Loan activity:
Participant borrowings	1,710,768	(1,710,768)	—
Participant repayments	(1,921,950)	1,921,950	—

Net loan activity	(211,182)	211,182	—

Transfer activity:
Net transfer to participant-directed investments from nonparticipant-directed investments	22,784,933	(22,784,933)	—
Other, net	713,301	(814,172)	(100,871)

Net transfer activity	23,498,234	(23,599,105)	(100,871)

Net increase	151,152,750	11,264,716	162,417,466

Net assets available for benefits:
Beginning of period	651,805,836	73,369,870	725,175,706

End of period	$802,958,586	$84,634,586	$887,593,172

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

6. Participating Plans’ Equity in Net Assets of the Master Trust

The participating plans’ equity in the net assets of the Master Trust was as follows:

	December 31,
	2003	2002
Equistar Chemicals, LP Savings and Investment Plan	$391,799,537	$313,957,738
Lyondell Chemical Company 401(k) and Savings Plan	360,890,742	286,367,409
LYONDELL-CITGO Refining LP 401(k) and Savings Plan for Non-Represented Employees	71,100,164	71,694,575
LYONDELL-CITGO Refining LP 401(k) and Savings Plan for Represented Employees	63,346,109	52,785,457
Equistar Chemicals, LP Savings and Investment Plan for Hourly Represented Employees	456,620	370,527

Net Assets Available for Benefits	$887,593,172	$725,175,706

7. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan also invests in shares of Lyondell Chemical Company common stock, which also qualify as party-in-interest transactions. These party-in-interest transactions are permissible under provisions of ERISA. Lyondell pays the costs of administering the Plan.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

By:	/s/ Allen C. Holmes
ALLEN C. HOLMES Chairman, Benefits Administrative Committee

Date: June 28, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit	Sequentially Numbered Page Where Located

23	Consent of Independent Registered Public Accounting Firm	14